UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated August 24, 2016 relating to the Interim Results for the six months ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name:	Wong Nga Lai, Alice
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: August 24, 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

1.	HKTVmall remains as our focus on business development during the six months ended 30 June 2016 (“1H2016”) with decent growth in turnover and order intake. We continued to enhance our marketplace fundamentals carrying more than 123,000 products and have approximately 1.63 million registered email IDs as HKTVmall members as at the date of this announcement.

2.	Maintain strong financial position with investment in available-for-sale securities, cash at bank and in hand, net of bank loans, totalling of HK$1,375.7 million (31 December 2015: HK$1,548.8 million).

3.	Turnover composed of sales from direct merchandise and income from concessionaire sales and other service income of HK$67.5 million (For the six months ended 30 June 2015 (“1H2015”): HK$11.1 million) and income from media business was only HK$0.4 million (1H2015: HK$49.1 million) mainly for licensing of programme rights and net advertising income.

4.	Incurred a loss of HK$125.8 million for 1H2016, an improvement of HK$109.2 million from the loss of HK$235.0 million for 1H2015.

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (“HKTV” or the “Company”) hereby announce the consolidated income statement for the six months ended 30 June 2016 and the consolidated statement of financial position as at 30 June 2016 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

		Six months ended
		30 June	30 June
	Note	2016	2015
		HK$’000	HK$’000
Turnover	3	67,855	60,269
Programme costs		—	(218,573)
Cost of inventories		(55,932)	(4,995)
Valuation (losses)/gains on investment properties		(4,000)	10,000
Other operating expenses		(180,237)	(139,389)
Other income, net	4	46,856	59,608
Finance costs, net	5(a)	(262)	(1,881)

Loss before taxation	5	(125,720)	(234,961)
Income tax expense	7	(43)	(73)

Loss for the period		(125,763)	(235,034)

Basic and diluted loss per share	9	HK (15.5) cent	HK (29.1) cent

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2016 (Expressed in Hong Kong dollars)

		Six months ended
		30 June	30 June
	Note	2016	2015
		HK$’000	HK$’000
Loss for the period		(125,763)	(235,034)

Other comprehensive income	6
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of an overseas subsidiary		(101)	—
Available-for-sale securities: net movement in fair value reserve		12,754	22,397

Other comprehensive income		12,653	22,397

Total comprehensive income for the period		(113,110)	(212,637)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016 (Expressed in Hong Kong dollars)

		30 June	31 December
	Note	2016	2015
		HK$’000	HK$’000
Non-current assets

Property, plant and equipment		798,214	560,335
Intangible assets		118,872	125,410
Long term receivable and prepayment		4,606	31,445
Other financial assets	10	1,018,857	1,219,043

		1,940,549	1,936,233

Current assets

Accounts receivable	11	114	29,731
Other receivables, deposits and prepayments		45,032	36,048
Inventories		13,075	15,352
Other current financial assets	10	311,368	226,709
Cash at bank and in hand		79,374	174,808

		448,963	482,648

Current liabilities

Accounts payable	12	13,748	12,995
Other payables and accrued charges		213,540	92,652
Deposits received		1,905	1,905
Bank loans		33,850	71,793

		263,043	179,345

Net current assets		185,920	303,303

Total assets less current liabilities		2,126,469	2,239,536

Non-current liabilities

Deferred tax liabilities		962	919

NET ASSETS		2,125,507	2,238,617

CAPITAL AND RESERVES	13

Share capital		1,268,914	1,268,914
Other reserves		856,593	969,703

TOTAL EQUITY		2,125,507	2,238,617

NOTES:

1	BASIS OF PREPARATION

The interim results set out in the announcement are extracted from the Group’s unaudited interim financial report which has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Main Board Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 24 August 2016.

This unaudited interim financial report has been prepared in accordance with the same accounting policies adopted in the preparation of the consolidated financial statements for the year ended 31 December 2015, except for the newly adopted accounting policies as set out in note 2.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 December 2015. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included in the interim financial report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2015 that is included in this preliminary announcement of the interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

–	Annual Improvements to IFRS/HKFRSs 2012-2014 Cycle

–	Amendments to IAS/HKAS 1, Presentation of financial statements: Disclosure initiative

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Annual Improvements to IFRS/HKFRSs 2012-2014 Cycle

This cycle of annual improvements contains amendments to four standards. Among them, IAS/HKAS 34, Interim financial reporting, has been amended to clarify that if an entity discloses the information required by the standard outside the interim financial statements by a cross-reference to the information in another statement of the interim financial report, then users of the interim financial statements should have access to the information incorporated by the cross-reference on the same terms and at the same time. The amendments do not have an impact on the Group’s interim financial report as the Group does not present the relevant required disclosures outside the interim financial statements.

Amendments to IAS/HKAS 1, Presentation of financial statements: Disclosure initiative

The amendments to IAS/HKAS 1 introduce narrow-scope changes to various presentation requirements. The amendments do not have a material impact on the presentation and disclosure of the Group’s interim financial report.

3	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, multimedia and drama production and other related services (“Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resources allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

	Six months ended
	30 June	30 June
	2016	2015
	HK$’000	HK$’000
Direct merchandise sales	57,618	5,701
Income from concessionaire sales and other service income	9,843	5,426
Licensing of programme rights and net advertising income	394	48,855
Artiste management services	—	287

	67,855	60,269

4	OTHER INCOME, NET

	Six months ended
	30 June	30 June
	2016	2015
	HK$’000	HK$’000
Bank interest income	602	10,654
Dividend income from available-for-sale equity securities	286	409
Interest income from available-for-sale debt securities	36,978	40,678
Gain on disposal of available-for-sale securities	1,765	1,432
Rentals from investment properties	5,714	5,714
Net exchange (loss)/gain	(490)	707
Others	2,001	14

	46,856	59,608

5	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/crediting the following:

		Six months ended
		30 June	30 June
		2016	2015
		HK$’000	HK$’000
(a)	Finance costs, net

	Interest on bank loans	162	1,794
	Bank charges	100	87

		262	1,881

(b)	Other items

	Advertising and marketing expenses	15,765	7,722
	Depreciation	17,428	18,215
	Amortisation of intangible assets	6,538	16,302
	Loss/(gain) on disposal of property, plant and equipment	44	(79)
	Impairment for available-for-sale securities	—	5,809
	Write off of artiste prepayments	—	3,899
	Reversal of provision for committed artiste payments	—	(4,785)
	Operating lease charges in respect of land and buildings	9,922	5,051

(c)	Talent costs

	Wages and salaries	86,156	63,879
	Retirement benefit costs – defined contribution plans	3,890	2,868

		90,046	66,747
	Less: Talent costs charged to programme costs	—	(4,217)

		90,046	62,530

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

6	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	Six months ended
	30 June 2016			30 June 2015
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	expense	amount
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	(101)	—	(101)	—	—	—
Available-for-sale securities: net movement in fair value reserve	12,754	—	12,754	22,397	—	22,397

Other comprehensive income	12,653	—	12,653	22,397	—	22,397

(b)	Components of other comprehensive income, including reclassification adjustments

	Six months ended
	30 June	30 June
	2016	2015
	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	14,519	18,020
– Reclassified to profit or loss upon disposal	(1,765)	(1,432)
– Impairment loss charged to profit and loss	—	5,809

	12,754	22,397

7	INCOME TAX EXPENSE

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (six months ended 30 June 2015: 16.5%) to the six months ended 30 June 2016.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	30 June	30 June
	2016	2015
	HK$’000	HK$’000
Current taxation
Hong Kong Profits Tax	—	—
Deferred taxation
Origination and reversal of temporary differences	(43)	(73)

	(43)	(73)

8	DIVIDENDS

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2016. No final dividend was declared for the year ended 31 December 2015.

9	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$125,763,000 (six months ended 30 June 2015: HK$235,034,000) and the weighted average of 809,017,000 (six months ended 30 June 2015: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

10	OTHER FINANCIAL ASSETS

	30 June	31 December
	2016	2015
	HK$’000	HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	311,368	226,709
– Maturity dates over 1 year	981,136	1,180,408

	1,292,504	1,407,117

Available-for-sale equity securities
– Listed	26,248	27,525
– Unlisted	11,473	11,110

	37,721	38,635

	1,330,225	1,445,752

All of these financial assets were carried at fair value as at 30 June 2016.

11	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	30 June	31 December
	2016	2015
	HK$’000	HK$’000
Current–30 days	114	2,493
31–60 days	—	14
61–90 days	—	252
Over 90 days	—	26,972

	114	29,731

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

12	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on the date of billing, is analysed as follows:

	30 June	31 December
	2016	2015
	HK$’000	HK$’000
Current–30 days	10,850	9,181
31–60 days	543	669
61–90 days	226	581
Over 90 days	2,129	2,564

	13,748	12,995

13	CAPITAL AND RESERVES

		Attributable to equity shareholders of the Company
		Share	Retained	Revaluation	Fair value	Exchange	Other
	Note	capital	profits	reserve	reserve	reserve	reserve	Total
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2016		1,268,914	845,323	159,759	(33,552)	(1)	(1,826)	2,238,617

Changes in equity for the period:

Loss for the period		—	(125,763)	—	—	—	—	(125,763)

Other comprehensive income	6	—	—	—	12,754	(101)	—	12,653
Total comprehensive income for the period		—	(125,763)	—	12,754	(101)	—	(113,110)

At 30 June 2016		1,268,914	719,560	159,759	(20,798)	(102)	(1,826)	2,125,507

At 1 January 2015		1,268,914	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Changes in equity for the period:

Loss for the period		—	(235,034)	—	—	—	—	(235,034)
Other comprehensive income	6	—	—	—	22,397	—	—	22,397

Total comprehensive income for the period		—	(235,034)	—	22,397	—	—	(212,637)

At 30 June 2015		1,268,914	1,422,848	159,759	(7,172)	1	(1,826)	2,842,524

BUSINESS REVIEW

HKTVmall remains as our primary focus in 2016 and full effort was continued devoting to our online shopping business. The local economy in retail sector was continued in its downturn in the first half of 2016. According to the Report on Monthly Survey of Retail Sales for June 2016 published by the Census and Statistics Department of Hong Kong Special Administrative Region, the total value of the retail sales for the first six months in 2016 decreased by 10.5% relative to the same period in 2015, while the total volume decreased by 10.1% relatively. Nevertheless, slight improvement was observed that the second quarter of 2016 was performed slightly better than the first quarter of 2016 by 2.8% in total value and 1.9% in total volume. Although the overall retail participants were under the pressure of low consumer sentiment, during the first six months of 2016, our business performance was still growing steadily. We believe this could be embraced by our direction in delivering “Save money, save efforts and save time” one-stop shopping experience to our customers, and the enhancing value we delivered through shopping at HKTVmall.

As a new year start, we launched a large scale promotional campaign – the “HK$99 Crazy Meat Sets” in January 2016 to introduce the new frozen meat product line. Along selected MTR stations and bus shelters, we put up different advertising panels with 8 different cloze quizzes related to the current affairs in humorous ways to introduce the great value frozen packs offering at HK$99. The main purpose of the panels is to encourage the passers-by to pause in front of the panels and notice our attractive new offerings. This was a successful campaign which not only increased our brand exposure to the mass market but was also an effective marketing tool for new customer acquisition and a drive for repeated purchases.

With the aim to deliver “Save money, save efforts and save time” shopping experience to our customers, we dedicated our effort towards this direction. On “Save money”, in March 2016, on top of providing products from “Supermarket”, “Fashion and Beauty” and “Home and Family” categories at competitive pricing with Mall Dollar rebate, we added a new category

– “Hot Deals” offering, and a team of market expertise in Hot Deals was recruited aiming to search the great value offer in town to maximise customers’ purchasing power.

On “Save effort” and “Save time”, in May 2016, we locked up a long term lease for a gross floor area of over 144,000 square feet at Mapletree Logistics Hub Tsing Yi to expand our logistics and warehouse centre. The expansion should co-locate our existing logistics and warehouse space to a single floor which not only increase the capacity for housing a wider product spectrum and larger quantity, it also enhance the efficiency on the pick-pack-deliver order fulfilment logistics flow. We expect this expansion shall enable us to fulfil our customer needs in terms of larger product variety and quicker delivery time, in particular on the daily grocery supplies. The relocation was taken place during June and July 2016.

Furthermore, we continued to invest numerous efforts into (1) customer acquisition and repeated purchases, and (2) customer satisfaction and experience enhancement, below are the major items fully launched during the period under review:

(1)	Customer Acquisition and Repeated Purchases

a.	Launch of VIP programme with cumulative spending reaches HK$3,000 in a 12-month period for qualification and to benefit from the VIP price and Mall Dollar on selected products, and lower order value at HK$250 for free delivery service;

b.	Distribution of a 800-page product catalogue on street and tagged along with order delivery in late March 2016 for a full-range product introduction and as a catalyst to push for the 20-hour daily Flash Deal campaign in April 2016, each hour with 10 hot deals to increase the exposure of all long-tail products and to encourage for regular repeated purchases;

c.	Launch of weekly regular promotions, such as “$1/$5/$10 or $10/$20/$30 Flashsale Tuesday” and “Weekly Top 100” on supermarket products to increase frequency of orderings; and

d.	Holding of more than 60 roadshows by our on-street promotors “Jetsoer” in different shopping malls for a close interaction with potential customers to push for HKTVmall app download and to initiate first purchase aided by selected great value product offerings and give-away of HK$50 free cash coupon.

(2)	Customer Satisfaction and Experience Enhancement

a.	Expanded logistics car fleet to have 60 plus owned vehicles including cold trucks to ensure fresh and hygienic delivery of frozen and chilled products;

b.	A simple quality and performance evaluation on delivery and packing service is sent to customers immediate after each order delivery for quality control and assessment, which was further enhanced to be sent through an in-App push notification to enhance the completion rate; and

c.	Regular general customer survey was conducted to obtain personal advices and suggestions from our customers in terms of service quality, new product or services offering, HKTVmall web portal or App functionality, performance or design, etc..

With the above efforts, we continued to enhance our marketplace fundamentals and sustained progress was noticed. At the date of this announcement:

1.	We continue to expand the product spectrum by carrying more than 123,000 products, a significant increase from more than 107,000 products since the last reporting date in March 2016.

2.	Our HKTVmall members increased to approximately 1.63 million registered email IDs, an expanding base to capture business growth over time.

Apart from operating online shopping business under HKTVmall, during the period under review, the Company continues its business including the offer of free television programming through its Over-The-Top (OTT) platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remains suspended.

The construction of the multimedia production and distribution centre (“Multimedia Centre”) in Tseung Kwan O Industrial Estate is proceeding. The programme for completion of the building works has been slightly adjusted from October to November 2016 as a result of inclement weather in rainy season and complications in connection with the works and related clearance procedures.

FINANCIAL REVIEW

During the period under review, the Company mainly operates its Multimedia Business including the E-commerce online shopping and delivery services, OTT platform, and corporate functions.

The Group incurred a loss of HK$125.8 million for the six months ended 30 June 2016 (“1H2016”), an improvement of HK$109.2 million from the loss of HK$235.0 million for the corresponding period of 2015 (“1H2015”). During 1H2016, due to the suspension of TV programme production, only minimal related income and costs recorded during the period. On online shopping business, the market presence of HKTVmall was increasing during the period which has caused decent growth in our direct merchandise sales and income from concessionaire sales. In this regard, further investment were made to prepare for short to medium term business growth which mainly included the expansion on logistics and warehouse functions, and increase in advertising and promotional expenses for brand awareness, customer acquisitions and repeated purchases.

On turnover, the Group has HK$67.9 million for 1H2016 (1H2015: HK$60.3 million) which composed of HK$57.6 million from direct merchandise sales (1H2015: HK$5.7 million), HK$9.8 million from income from concessionaire sales and other service income (1H2015: HK$5.4 million), HK$0.4 million from licensing of programme rights and net advertising income (1H2015: HK$48.9 million) and HK$0.3 million from artiste management services for 1H2015 but nil in 1H2016.

The increase in direct merchandise sales and income from concessionaire sales and other service income by HK$56.3 million was due to the full period operation of online shopping platform in 1H2016 while in 1H2015, it was just a very early start-up formally launched in February 2015. And the decrease of HK$48.5 million in licensing of programme rights and net advertising income was due to the suspension of TV programme production during 1H2016.

Programme costs of HK$218.6 million was charged to profit or loss in 1H2015 mainly included programme costs of self-produced programmes and purchased content charged to the profit or loss over the showing period and talent and other production costs for content production for third party customers. There were nil programme costs charged to profit or loss in 1H2016 as all fresh programme contents were fully broadcasted or impaired during year 2015.

Cost of inventories amounted to HK$55.9 million for 1H2016 (1H2015: HK$5.0 million) represented the full period cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales, while for 1H2015, the direct merchandise sales was only a tiny operation.

For 1H2016, valuation losses on investment properties of HK$4.0 million, a decrease of HK$14.0 million relative to a valuation gain of HK$10.0 million in 1H2015, based on the valuation carried out by an independent firm of surveyors.

Other operating expenses increased by HK$40.8 million to HK$180.2 million for 1H2016 relative to the HK$139.4 million incurred for 1H2015. The increase mainly due to the below major items:

1.	Talent costs increased by HK$27.5 million. During 1H2016, to cope with the business growth, the workforce on the logistics and warehouse functions and direct sales increased significantly;

2.	Advertising and marketing expenses increased by HK$8.0 million to reach HK$15.8 million mainly for the promotional campaign of “HK$99 Crazy Meat Set” launched in January 2016 and the 800-page product catalogues printing and distribution in late March 2016; and

3.	Logistics and warehouse operating costs increased which were caused by the expansion of logistics and warehouse centre, increase of owned car fleet and scalable sub-contracted labour resources to cater for business growth on direct merchandise sales.

Other income, net, of HK$46.9 million was earned in 1H2016 (1H2015: HK$59.6 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, and rental income from investment properties, net of net exchange loss. The decrease of HK$12.7 million was mainly due to decrease in bank interest income and investment return caused by the realisation of a portion of the investment portfolio to support the capital expenditures and operating activities of the Group.

Finance costs, net decreased by HK$1.6 million mainly due to the decrease in bank loans during 1H2016.

LIQUIDITY AND CAPITAL RESOURCES

As at 30 June 2016, the Group had total cash position of HK$79.4 million represented cash at bank and in hand (31 December 2015: HK$174.8 million) and outstanding borrowings of HK$33.9 million (31 December 2015: HK$71.8 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the purchases of property, plant and equipment of HK$131.4 million, net bank loan repayment of HK$38.1 million, and the resources utilised for operating activities of HK$93.1 million, partially net off by net realisation from investment portfolio of HK$127.3 million and net investment income received of HK$39.9 million.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,330.2 million as at 30 June 2016 (as at 31 December 2015: HK$1,445.8 million). The decrease in investment in available-for-sale securities was mainly due to the use of certain matured available-for-sale debt securities to fund the capital expenditure and operating activities of the Group. As at 30 June 2016, there was a deficit of HK$20.8 million being recorded in Fair Value Reserve (31 December 2015: a revaluation deficit of HK$33.6 million). Among the available-for-sale securities, about 97.2% (as at 31 December 2015: 97.3%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need. Moreover, as and when additional cash is expected to be required to fund the business, the investments can be realised as appropriate.

As at 30 June 2016, the Group has utilised HK$33.9 million (31 December 2015: HK$71.8 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,153.3 million (31 December 2015: HK$1,114.1 million) uncommitted banking facilities available for future utilisation.

Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 30 June 2016 and 31 December 2015.

The debt maturity profiles of the Group as of 30 June 2016 and 31 December 2015 were as follows:

	30 June	31 December
	2016	2015
	HK$’000	HK$’000
Repayable within one year	33,850	71,793

As at 30 June 2016, our outstanding borrowings bore fixed interest rate and denominated in United States dollars. After considering the cash and cash equivalents and term deposits, if any, held by the Group, the Group was in a net cash position as of 30 June 2016 and 31 December 2015, no gearing ratio is presented.

During 1H2016, the Group invested HK$259.6 million on capital expenditure versus HK$10.7 million for 1H2015. The capital expenditure was mainly incurred for the construction of the Multimedia Centre and for the expansion of our logistic fleet. For the upcoming capital expenditure requirements for the business, we will remain cautious and it is expected to be funded by internal resources within the Group and available banking facilities. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 30 June 2016, the Group’s bank loans of HK$33.9 million (31 December 2015: HK$71.8 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 30 June 2016 and 31 December 2015, the Group had no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

As mentioned in 2015 annual report, we are aware of our prevailing resources were not sufficient to cater for continuous aggressive business growth and to fully meet the customers’ expectation. In this regard, in 2016, apart from continuously widening the product spectrum and switching consumers’ shopping behaviour, we also invest significant resources in improving our output capacity and service quality. During 1H2016, we have expanded our own logistics car fleet size, optimising the logistics route planning, relocating to an over 144,000 square feet central logistics and warehouse centre, and continuously enhancing the backend customer service and logistics system. Nevertheless, we still notice some of our customers had experienced late or delayed delivery which could be due to fully taken-up next day delivery resources, overwhelming responses on promotional offer, quickly deteriorated weather or traffic condition, or our other resources constraint. While we are embraced by the continued growth even under the low consumer sentiment, we fully recognise these issues may sooner or later to put a hurdle on our growth prospect. As a result, in the second half of 2016, we have a key project – the implementation of an automatic picking and conveying system consisting of a conveying system, an automatic picking system, an automatic storage and retrieval system and tote handling systems. We target to fully launch this system in the first half year of 2017. We expect this automated system will be able to increase our picking capacity significantly which shall enable us to re-designate our resources to focusing on packing and inventory management so as to cater for the ongoing business growth and to enable our customers to embrace our value.

On media business, the Company is still in discussions with the Office of the Communications Authority (“OFCA”) about one of our subsidiary’s proposal of adopting Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television service. The Company is also waiting for the results from the government of the second application of the Free TV licence. We shall further refine our business development plan on Multimedia Business upon the outcome of the above cases.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance (“CFI”) quashed the Chief Executive in Council’s decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the CFI’s judgment. On 22 October 2015, the Chief Executive in Council obtained a court order from the CFI to stay the execution of the said decision pending resolution of the appeal. The hearing of the appeal was conducted on 17 and 18 February 2016. In a judgment handed down on 6 April 2016, the Court of Appeal allowed the Chief Executive in Council’s appeal with costs of the appeal and the proceedings below. The Court of Appeal also ordered to set aside the judgment and order of the CFI and dismiss the Company’s application for judicial review. On 4 May 2016, the Board of Directors confirmed that having considered legal advice the Company would not seek to appeal against the Court of Appeal’s decision to the Court of Final Appeal.

TALENT REMUNERATION

Including the Directors, as at 30 June 2016, the Company had 581 permanent full-time employees versus 555 as of 31 December 2015. The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30 June 2016.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the six months ended 30 June 2016, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the six months ended 30 June 2016.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim financial report of the Company for the six months ended 30 June 2016.

The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2016 (six months ended 30 June 2015: Nil).

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 24 August 2016

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”